EXHIBIT 99.1

News for Immediate Release

Electrovaya to Participate in Upcoming Investor Conferences

Toronto, Ontario – November 10, 2026 – Electrovaya Inc. (Nasdaq: ELVA, TSX: ELVA), a lithium-ion battery technology and manufacturing company, today announced that members of its management team will be participating in the following upcoming investor conferences:

Event: Craig-Hallum - 16th Annual Alpha Select Conference

Date: November 17, 2026

Location: New York City, NY

Format: 1x1 meetings

Event: ROTH - 15th Annual Technology Conference

Date: November 18, 2026

Location: New York City, NY

Format: 1x1 meetings

Event: UBS - 14th Annual Global Industrials & Transportation Conference

Date: December 2-3, 2026

Location: Manalapan, FL

Format: 1x1 meetings

Event: Bernstein Insights (Societe General Group) 5th Annual Industrials & Energy Forum

Date: December 08, 2026

Location: New York City, NY

Format: Fireside Chat and 1x1 meetings

Investor Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Investor Contact:

ICR Inc.

electrovaya@icrinc.com

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About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in Jamestown, New York for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated use of proceeds from the Offering. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements are necessarily based on assumptions, and involve risks and uncertainties, therefore undue reliance should not be placed on such statements. Material assumptions on which forward-looking statements in this news release include assumptions about the expected use of proceeds based on the Company’s ongoing business. Material risks and other factors that could cause actual results to differ from any forward-looking statement market conditions and other risks that may be found in the prospectus supplement and base shelf prospectus filed in connection with the Offering, including those risks described under the heading “Risk Factors”, and the documents incorporated by referenced therein. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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